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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
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                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                     ASSOCIATED ESTATES REALTY CORPORATION.
               (Exact name of registrant as specified in charter)
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
                         Ohio                                                      34-1747603
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             (State or other jurisdiction                                         (IRS employer
                   of incorporation)                                           identification no.)

                     5025 Richmond Heights, Ohio 44143-1467
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               (Address of principal executive offices) (Zip code)
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
          If this form relates to the registration of a     If this form relates to the registration of a
          class of securities pursuant to Section 12(b)     class of securities pursuant to Section 12(g)
          of the Exchange Act and is effective pursuant     of the Exchange Act and is effective pursuant
          to General Instruction A. (c), please check the   to General Instruction A.(d), please check the
          following box. _X_                                following box. ___

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
         Securities Act registration statement file number to which this form relates:        Not applicable
                                                                                              --------------
                                                                                             (If applicable)

        Securities to be registered pursuant to Section 12(b) of the Act:

                                                        Name of each exchange
      Title of each class                              on which each class is
      to be so registered                                 to be registered
      -------------------                                 ----------------

 Preferred Share Purchase Rights                     New York Stock Exchange

        Securities to be registered pursuant to Section 12(g) of the Act:

                                      None
                                      ----
                                (Title of Class)

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Item 1.  Description of Registrant's Securities to be Registered.

         On January 6, 1999, the Board of Directors of Associated Estates Realty Corporation, an Ohio corporation (the "Company"), adopted a Shareholder Rights Agreement (the "Rights Agreement"). The following description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, including the exhibits thereto, which are incorporated herein by reference.

         Pursuant to the Rights Agreement, the Board of Directors declared a dividend distribution of one Preferred Share Purchase Right (a "Right") for each outstanding common share, without par value, of the Company (the "Common Shares") to shareholders of record as of the close of business on January 29, 1999 (the "Record Date"). In addition, one Right will automatically attach to each Common Share issued between the Record Date and the Distribution Date (as hereinafter defined). Each Right entitles the registered holder thereof to purchase from the Company a unit (a "Unit") consisting of one one-thousandth of a Class B Series I Cumulative Preferred Share, without par value (the "Preferred Shares"), at a cash exercise price of $40.00 per Unit (the "Exercise Price"), subject to adjustment.

         Initially, the Rights are not exercisable and are attached to and trade with the Common Shares outstanding as of, and all Common Shares issued after, the Record Date. The Rights will separate from the Common Shares and become exercisable upon the earlier of (i) the close of business on the 10th calendar day following the first public announcement that a person or a group of affiliated or associated persons has acquired beneficial ownership of 15% or more of the outstanding Common Shares (an "Acquiring Person") (the date of that announcement, the "Share Acquisition Date"), or (ii) the close of business on the 10th business day following the commencement of a tender offer or exchange offer that would result, upon its consummation, in a person or group becoming the beneficial owner of 15% or more of the outstanding Common Shares (the earlier of (i) and (ii), the "Distribution Date"). The Rights Agreement exempts from the definition of Acquiring Person any person who the Board of Directors determines acquired in excess of 15% of the Common Shares inadvertently, if that person promptly divests itself of enough Common Shares to reduce the number of shares beneficially owned by that person to below the 15% threshold.

         Until the Distribution Date (or the earlier redemption, exchange or expiration of the Rights): (i) the Rights will be evidenced by the Common Share certificates and will be transferred with and only with those Common Share certificates, (ii) new Common Share certificates issued after the Record Date will include a notation incorporating the Rights Agreement by reference, and
(iii) the surrender for transfer of any certificate for Common Shares will also constitute the transfer of the Rights associated with the Common Shares represented by that certificate.

         The Rights are not exercisable until the Distribution Date and will expire at the close of business on January 6, 2009, unless previously redeemed or exchanged by the Company as described below.

         As soon as practicable after the Distribution Date, Right Certificates will be mailed to holders of record of Common Shares as of the close of business on the Distribution Date and, thereafter, the separate Right Certificates alone will represent the Rights. Except as otherwise determined by the Board of Directors, only Common Shares issued prior to the Distribution Date will be issued with Rights.

         If a Share Acquisition Date occurs, proper provision will be made so that each holder of a Right (other than an Acquiring Person or associates or affiliates thereof, whose Rights will become null and void) thereafter has the right to receive upon exercise that number of Units having a market value of two times the exercise price of the Right (that right being referred to as the "Subscription Right"). If, at any time following the Share Acquisition Date: (i) the Company consolidates with, or merges with and into,


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any Acquiring Person or any associate or affiliate thereof, and the Company is not the continuing or surviving corporation, (ii) any Acquiring Person or any associate or affiliate thereof consolidates with the Company, or merges with and into the Company and the Company is the continuing or surviving corporation of that merger and, in connection with that merger, all or part of the Common Shares are changed into or exchanged for stock or other securities of any other person or cash or any other property, or (iii) 50% or more of the Company's assets or earning power is sold, mortgaged or otherwise transferred, each holder of a Right will thereafter have the right to receive, upon exercise, common stock of the acquiring company having a market value equal to two times the exercise price of the Right (that right being referred to as the "Merger Right"). Each holder of a Right will continue to have the Merger Right whether or not that holder has exercised the Subscription Right, but Rights that are or were beneficially owned by an Acquiring Person may (under certain circumstances specified in the Rights Agreement) become null and void.

         At any time after a Share Acquisition Date occurs, the Board of Directors may, at its option, exchange Common Shares or Units for all or any part of the then outstanding and exercisable Rights at an exchange ratio of one Common Share or one Unit per Right. However, the Board of Directors generally will not be empowered to effect that exchange at any time after any person becomes the beneficial owner of 50% or more of the Common Shares.

         The Exercise Price payable, and the number of Units or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a share dividend on, or a subdivision, combination or reclassification of, the Preferred Shares, (ii) if holders of the Preferred Shares are granted certain rights or warrants to subscribe for Preferred Shares or convertible securities at less than the current market price of the Preferred Shares, or (iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to in (i) and (ii)).

         With certain exceptions, no adjustment in the Exercise Price will be required until cumulative adjustments amount to at least 1% of the Exercise Price. The Company is not obligated to issue fractional Units. If the Company elects not to issue fractional Units, in lieu thereof an adjustment in cash will be made based on the fair market value of the Preferred Shares on the last trading date prior to the date of exercise.

         The Rights may be redeemed in whole, but not in part, at a price of $0.01 per Right (payable in cash, Common Shares or other consideration considered appropriate by the Board of Directors) by the Board of Directors only until the earliest of (i) the close of business on the calendar day after the Share Acquisition Date, or (ii) the expiration date of the Rights Agreement. Immediately upon any action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and thereafter the only right of the holders of Rights will be to receive the redemption price.

         The Rights Agreement may be amended by the Board of Directors in its sole discretion until the Distribution Date. After the Distribution Date, the Board of Directors may, subject to certain limitations set forth in the Rights Agreement, amend the Rights Agreement only to cure any ambiguity, defect or inconsistency, to shorten or lengthen any time period, or to make changes that do not adversely affect the interests of Rights holders (excluding the interests of an Acquiring Person or associates or affiliates thereof).

         Until a Right is exercised, the holder will have no rights as a shareholder of the Company (beyond those as an existing shareholder), including the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to shareholders or to the Company, shareholders may, depending upon the circumstances, recognize taxable income if the Rights become exercisable for Units, other securities of the Company or other consideration, or for common shares of an acquiring company.


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        The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company in a transaction not approved by the Board of Directors of the Company. The Rights should not interfere with any merger or other business combination approved by the Board of Directors of the Company, since the Rights Agreement may be amended prior to the Distribution Date, as described above, and the Rights may be redeemed until the calendar day after a Share Acquisition Date, as described above.

Item 2.  Exhibits

Exhibit 1         Rights Agreement

Exhibit 2 Certificate of Amendment to the Company's Second Amended and Restated Articles of Incorporation, as amended

Exhibit 3         Form of Right Certificate (filed as Exhibit B to the Rights
                  Agreement)

Exhibit 4 Summary of Rights to Purchase Preferred Shares (filed as Exhibit C to the Rights Agreement)



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                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       ASSOCIATED ESTATES REALTY CORPORATION


Date: January 25, 1999                 By:  /s/ Jeffrey I. Friedman
                                           -------------------------------------
                                           Jeffrey I. Friedman
                                           President and Chief Executive Officer



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                                  EXHIBIT INDEX

Exhibit 1         Rights Agreement

Exhibit 2 Certificate of Amendment to the Company's Second Amended and Restated Articles of Incorporation, as amended

Exhibit 3         Form of Right Certificate (filed as Exhibit B to the Rights
                  Agreement)

Exhibit 4 Summary of Rights to Purchase Preferred Shares (filed as Exhibit C to the Rights Agreement)